                                                               EXHIBIT (a)(5)(v)

                  [RESORTQUEST INTERNATIONAL, INC LETTERHEAD]


To:      Stock Option Participants
From:    J. Mitchell Collins
Date:    November __, 2002

Dear Stock Option Participant,

         There are less than two weeks left for you to elect to exchange your stock options under ResortQuest International's stock option exchange program. While we have fielded numerous questions from participants over the past week, I feel that it would be beneficial to have an open call to discuss any other questions. We have scheduled this call for Tuesday, November 12, 2002, at 2:00 pm CST. To join the call, dial (800) 531-3250 and enter 8429592 as the conference id number. Once the call begins, you will have the opportunity to ask any question that you have and also listen to other participants' questions.

         Remember, if you wish to participate in the exchange program, your Letter of Transmittal must be received by J. Mitchell Collins, Executive Vice President and Chief Financial Officer, no later than 5:00 p.m., New York City time, on Tuesday, November 26, 2002, unless the offer is extended.

         You may fax or mail your Letter of Transmittal to the following fax number or address:

         J. Mitchell Collins
         Executive Vice President and Chief Financial Officer
         ResortQuest International, Inc.
         530 Oak Court Drive, Suite 360
         Memphis, Tennessee 38117
         Facsimile: (901) 762-0678


         To facilitate your consideration of this offer to exchange, we have included summary financial informational that sets forth selected consolidated operating and balance sheet data for ResortQuest. This financial information was included in the Offer to Exchange you received previously and has been updated to include the Company's ratio of earnings to fixed charges and book value per share.

         If you have any questions about the offer to exchange options, please call Mitch Collins at (901) 762-4097 or David Selberg at (901) 762-4075.


                                             Sincerely,



                                             J. Mitchell Collins


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                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated operating and balance sheet data for ResortQuest. The selected historical operating data set forth below for the years ended December 31, 2001 and 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001.

     The selected consolidated historical operating data for the six months ended June 30, 2002 and 2001 and the selected historical balance sheet data as of June 30, 2002, which are included in or derived from our quarterly report on Form 10-Q for the quarter ended June 30, 2002, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

     The information presented below should be read together with our consolidated financial statements and related notes. See Section 16 "Additional Information" in the Offer to Exchange for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data that we have summarized below. We have presented the following information in thousands, except per share amounts.

                                                YEARS ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                              -----------------------------   ----------------------------
                                                   2000            2001           2001            2002
(in thousands)                                --------------   ------------   -------------   ------------
                                                                                      (unaudited)
SUMMARY STATEMENTS OF INCOME DATA:
Revenues(1).................................     $152,014        $160,956        $104,558        $97,872
Operating expenses(1).......................       80,314          83,838          58,123         58,708
General and administrative expenses,
  including depreciation and amortization...       49,423          68,542          31,739         28,622
Income from operations......................       22,277           8,576          14,696         10,542
Interest and other expense, net.............        4,814           4,647           2,023          2,830
Provision for income taxes..................        7,857           2,328           5,323          2,892
Income from continuing operations before the
  cumulative effect of a change in
  accounting principle......................        9,606           1,601           7,350          4,820
Cumulative effect of a change in accounting
  principle, net of a $1.9 million income
  tax benefit...............................           --              --              --         (6,280)
Net income (loss)...........................     $  9,606        $  1,601        $  7,350        $(1,460)

                                                                AT DECEMBER 31,     AT JUNE 30,
                                                              -------------------   ------------
                                                                2000       2001         2002
(in thousands, except for share data)                           ----       ----         ----
SUMMARY BALANCE SHEET DATA:
Working capital deficit.....................................  $(23,963)  $(29,251)    $(30,249)
Total assets................................................   263,169    304,274      313,765
Long-term debt, net of current maturities...................    50,401     78,644       74,779
Stockholders' equity........................................   136,402    139,914      138,501
Ratio of earnings to fixed charges..........................       2.6        1.3          0.9
Book value per share........................................  $   7.18   $   7.27     $   7.19

(1) The six months ended June 30 financials includes revenue and expense from managed entities that primarily relates to reimbursed payroll expense and related benefits. The Company adopted this presentation format in 2002 in response to a recent FASB staff announcement (EITF No. 01-14). These amounts were $15.7 million for the six months ended June 30, 2001 and $17.5 million for the six months ended June 30, 2002.